MIRANDA GOLD SIGNS OPTION AGREEMENT

ON ADVANCED GOLD-COPPER PROJECT IN COLOMBIA

Vancouver, BC, Canada – June 18, 2018 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is very pleased to announce it has signed an option agreement on the Cauca project - an advanced gold-copper project in the Miocene-age mineral belt of southern Colombia. The Cauca project is in the Cauca department, 47km south of the department capital Popayan - in the Almaguer Mining District - and consists of one title and one application, for a total land area of 1,808 hectares. The Miocene Mineral Belt containing Cauca extends from Colombia into Ecuador, and is characterized by numerous well-known districts and discoveries including Solgold’s Cascabel Project less than 40km from the Colombia border. Cauca is within one of the least explored terrains in Colombia. Cauca will join Miranda’s Mallama Project for our second project in this important region.

The agreement is between Miranda and Carboandes, a private Colombian coal producer active in the central Andes. Carboandes drilled a significant gold-copper-silver deposit called “La Custodia” on the Cauca project in 2010.

Drilling in La Custodia and other targets (62 core holes for 22,047m total) on the project shows gold-copper porphyry mineralization with a persistent overprint of epithermal gold and carbonate-gold-base metal veins. Carboandes produced an internal resource estimate from the La Custodia deposit of 700,000 ounces at 0.66 g Au/t; but Miranda believes vertical epithermal veins are significantly under-sampled by wide-spaced drilling, and a more accurate representation of higher-grade veins in the deposit may provide a higher estimated resource grade.

Of particular interest to Miranda in the La Custodia deposit, are local intercepts containing epithermal mineralization that range from 2m at 28.4 g Au/t (2 g Ag/t) up to 2m at 1,095 g Au/t (257g Ag/t) superposed on lower-grade porphyry-style veinlets. Miranda has determined that core intercepts over 1 g Au/t consistently show high-angle epithermal veins sub-parallel to core, cross-cutting porphyry-style veins. It is likely that numerous untested veins or vein extensions occur between the current drill-holes that are spaced at an average of 100m to 200m.

Important “takeaways” for the Cauca acquisition are:

•	The Cauca project exposes Miranda shareholders to a potential quality deposit with excellent upside potential.
•	Of particular interest is that the orientation and distribution of epithermal related mineralization has not been defined and modeled. Thus, it is likely that significant higher-grade epithermal mineralization is under-represented in previous drilling and the historical resource estimate. Miranda believes most existing drill holes, on 100m to 200m centers whether vertical or angled are sub-parallel to the trend of high-angle veins. Miranda recognizes that higher values in drilling consistently correlate with epithermal veins subparallel to core. To estimate grades in the deposit, and for property-wide exploration, it is critical to determine vein trends and density and then drill angle holes perpendicular to veins on a tighter spacing.

•	Miranda has a path to a 100% interest in the property in the option agreement and can advance the project on our own or with a joint venture funding partner at the appropriate stage of advancement.
•	Carboandes has done extensive baseline corporate social license work with local stakeholders, and that advance work will aid the project’s advancement for Miranda. The project has received permits in the past for large-scale drill programs, and construction of support facilities, and it is likely these permits can be re-opened in a timely fashion.
•	Grid sampling shows extensive untested soil anomalies within the project, similar to those occurring over the La Custodia drill-indicated mineralization. Rock samples indicate undrilled epithermal veins in several areas. It is expected that expanded exploration will show significant mineralization away from La Custodia
•	The first-year Miranda expenditure obligation is modest and will be designed to provide “Proof of Concept” that higher grade epithermal associated gold is significantly under-sampled by the current drill-hole orientation and spacing. Early Miranda exploration programs will prioritize close-spaced trenching to resolve epithermal vein distribution and geometry, followed up by close-spaced angle-drilling to create a three dimensional geology and grade model.
•	Miranda believes that our early drilling results, combined with Carboandes’ existing drilling in the La Custodia target zone will allow Miranda to produce a “Maiden” NI 43-101 Resource Report as early as 2019.

Project details:

Structural controls and porphyry-emplacement are related to fault and fracture systems of the Cauca-Romeral Mega-structure or Suture zone. The predominant lithologies are continental sediments intruded by hypabyssal diorite and quartz-diorite porphyry. Alteration is external propylitic to phyllic to internal potassic in the core of the intrusives. Epithermal veins trend predominantly northwest and secondarily northeast and have phyllic and potassic selvages. The La Custodia is a gold-copper porphyry deposit with a persistent low-sulfidation epithermal overprint, including gold-silver quartz veins, veinlets and stockwork, and quartz-carbonate veins with base metals and gold.

The epithermal mineralization shows classic dark ginguro texture and abundant fine-to-coarse free gold. Fluid inclusion studies show temperatures of vein formation at 400 to 500°C for Type A and Type B porphyry-style veins, and 150°C for epithermal veins, indicating specific stages for vein formation. Porphyry mineralization was probably followed by carbonate-gold-base metal veins, and then low-temperature gold - silver veins.

The project has several exploration targets. Exploration targets similar to La Custodia include La Esperanza and El Limón - both with porphyry-gold-copper combined with epithermal-type mineralization. The Hueco Hondo prospect is 3.8km from La Custodia - midway between La Custodia and La Esperanza – and is characterized by parallel northwest-trending epithermal veins that show reconnaissance channel sample values up to 127 g Au/t. The Hueco Hondo target is important in that it may illustrate the prevalent orientation of veins on the project, including the orientation of potentially under-sampled veins in La Custodia. Hueco Hondo consists of multiple parallel high-grade veins without a porphyry component, further supporting a persistent epithermal overprint.

Several gold-arsenic soil anomalies occur across a significant part of the 1,808 hectare property - but only two anomalies have been drilled to date. Drilling in one of these soil anomalies resulted in the identification of the La Custodia deposit. Open soil anomalies occur between La Custodia and Hueco Hondo, east of La Custodia, and north, south and east of La Esperanza, which is seven kilometers north of La Custodia. Several high level stream sediment anomalies have not been followed up with prospecting or soil grids.

Historic Internal Valuation Studies:

Carboandes discovered the La Custodia in 2010, and produced a project technical report. They have conducted internal studies in support of resource estimations, preliminary economic evaluations, metallurgy, and mining studies. The internal resource estimate of the La Custodia - completed and internally reported in 2015 – provided a resource of 700,000 ounces gold at 0.66 g Au/t. Within this resource, using a plus-0.3 g Au/t cut-off, a three-dimensional “grade-shell” was modeled and used for a trial pit optimization. Internal to the pit, the gold-grade shell contains estimates of 307,450 ounces of gold, 1,323,000 ounces of silver, and 80,897,000 pounds of copper from a volume of 34 million tons of mineralized material - at prices significantly below current prevailing prices. Additional plus-0.3 g Au/t grade shells occur both below and adjacent to the pit shell. The vendor’s internal metallurgical work shows a 95% gravimetric recovery of gold in the oxide zone and an 85% recovery of gold; 80% recovery of copper; and 60% recovery of silver combining gravity with flotation, in the sulfide zone.

The optimization utilized very preliminary assumptions for mining costs for an open-pit blast, shovel, and truck operation with a production rate of 5,000 tons per day. A simple inverse distance-squared isometric projection appropriate to generally uniformly distributed mineralization, with cumulative frequency grade capping was used to model grades. The optimization used metal prices of $1,254 per ounce gold, $15.80 ounce silver, and $2.05 per pound copper and recovery by gravimetric and conventional flotation milling. Recoveries were estimated from multiple bench-scale and larger tests performed by independent labs. The Carboandes internal report refers to all of its estimated resource as “inferred” but this should be considered a general term and not completed in accordance with CIM definitions of mineral resource categories.

No other resource estimates pre-date or post-date the 2015 estimate, and a qualified person has not done enough work to verify or classify this historical resource estimate as current mineral resources or reserves. Therefore, Miranda is not treating the information as a current mineral resource or reserve. The internal work was conducted using professional internal company standards and is considered reliable for its level of detail, but Miranda has not independently reviewed and substantiated the work - Miranda is using the internal Carbonandes work only to provide an estimate of exploration potential and as rationale to continue exploration. An independent qualified person will need to perform their own grade and resource modeling after additional drilling - and will do its own cost estimations and studies before preparing and filing an independent NI 43-101 technical report to support the mineral resource.  Most important will be an accurate measurement and projection of higher grade epithermal-associated gold.

Importantly, Carboandes’ internal pit design is contained within a small area of only 14 hectares of the total 1,808 hectare project area. The project is near the Pan-American Highway and secondary paved roads, the national power grid, and an airport. Topographic, elevation, social, and environmental aspects of the Project are favorable for exploration and development.

The Agreement provides Miranda a 60-day due diligence period before it becomes fully effective. The due diligence will start immediately.

Work completed on the Cauca project is summarized in the following table:

	La Custodia	La Esperanza	El Limon	Total
Stream sediments	9	16	2	27
Soil samples	800	1,051	166	2,017
Rock chip samples	110	58	85	253
Channel samples	763	251	57	1,071
Thin-section samples	91	70	19	180
Pima samples	952	513	-	1,465
Core drilling samples	9,555	3,896	-	13,451
Screened Au samples	205	18	-	223
Cyanide leach samples	53	18	-	71

Significant drill intercepts are provided in the following table from the La Custodia deposit. Only intercepts greater than 0.5 g Au/t are shown. Values over 1 g Au/t consistently show some amount of epithermal quartz or quartz-carbonate veins, generally sub-parallel to core and thus the veins are probably near vertical.

Miranda believes that closer-spaced, and properly angled holes with respect to the vein trend, will better delineate the continuity and thickness of sub-vertical, higher gold grade epithermal veins that we believe are presently under-sampled on a volume weighted basis in the current La Custodia drill pattern and the La Custodia internal resource estimate.

HOLE	From (m)	To (m)	Interval (m)**	Average (Au g/t)
DHHU007	216	254	38	0.68
DHHU004	230	288	58	0.60
DHHU008	3.3	32	28.7	1.38
	69.6	92	22.4	0.71
DHHU008A	161	181.35	20.35	0.54
DHLC002	20	80.86	60.86	0.52
	123.5	144	20.5	0.52
	152.45	161.6	9.15	0.61
	272	291	19	1.47
	347	357	10	0.72
	399	408	9	2.61
	414.2	447.61	33.41	2.18
DHLC003	154.9	177.8	22.9	0.63
	193	199	6	0.82
	335.4	343.5	8.1	0.75
	418.65	428.2	9.55	0.74
DHLC004	8	24	16	0.61
	88.8	96.1	7.3	0.96
	116.4	121.7	5.3	0.68
	344	353.8	9.8	0.94
	369	381.3	12.3	0.68
	408.8	416.5	7.7	0.84
DHLC006	29.8	75	45.2	0.97
	104	125.9	21.9	0.81
	461.4	479.8	18.4	0.73
	484.5	491.37	6.87	1.44
	513	530.25	17.25	0.86
DHLC007	47.9	51.8	3.9	0.85
DHLC008	105	139.46	34.46	1.3
	143.5	165.6	22.1	1.02
	375	388.65	13.65	1.09
DHLC009A	144	153.5	9.5	0.71
	292	297.45	5.45	0.74

** True thicknesses cannot be accurately estimated at this time, but generally, due to the nature of the deposit, drill thicknesses are thought to be close to true thicknesses.

Agreement details:

Miranda has signed a definitive option agreement to earn up to 100% of the Cauca Project, in three phases, as follow:

a) To acquire the first 51% undivided interest in the Cauca project:

Performance Date	Annual Amount	Cumulative Amount
First anniversary of Effective Date	US$250,000 (1)	US$250,000
Second anniversary of Effective Date	US$750,000	US$1,000,000
Third anniversary of the Effective Date	US$2,000,000	US$3,000,000
Fourth (2) anniversary of Effective Date	US$2,000,000	US$5,000,000

(1) obligation

(2) may be extended up to 12-months with payment of US$500,000

Also included in the earn-in, is a commitment to core drill up to 12,000 meters, to be completed during the first earn-in period.

Subsequent to Miranda’s exercise of the first option, the vendor shall be entitled to a 1.5% NSR royalty (the “Base Royalty”) on any gold or gold equivalent ounces in excess of 1.0 million ounces produced from the property.

b) To acquire the second 19% undivided interest in the Cauca project:

Performance Date	Annual Amount	Cumulative Amount
First anniversary of the exercise of first option	$2,000,000	$7,000,000
Second anniversary of the exercise of first option	$4,500,000	$11,500,000

Also included is a commitment to core drill up to 15,000 meters, to be completed during the second earn-in period, for a total commitment of 27,000 meters.

c) To acquire the final 30% undivided interest in the Cauca project:

Performance Date	Performance Criteria
First anniversary of the exercise of second option	Delivery of a NI 43-101 Preliminary Economic Assessment (“PEA”), with the cost borne entirely by Miranda.
Maximum of 120 days following the delivery of the PEA	Delivery of a notice of intent to purchase the remaining 30%.
Maximum of 90 (or 180) days following the delivery of the intent to purchase	Agreement as to the fair market value (“FMV”) of the Cauca project, within 90 days, to be mutually determined; or failing mutual agreement, by the use of an independent professional valuation expert. The valuation expert, if needed, may be given an additional 90 days to produce the final FMV report.
Maximum of 60 days following the FMV agreement or delivery of the final FMV report on the Cauca project	Payment of the pro-rata portion of the FMV, in cash. Payment of a 1.5% NSR royalty on all gold and gold equivalent ounces of production from the property (replacing the Base Royalty), beginning from the FMV agreement closing date and continuing for the life-of-mine.

In addition, there will be a payment due to the vendor based upon either Miranda’s Maiden NI 43-101 Technical Report, or Miranda’s Maiden internal resource estimate – either of which must contain an estimate of measured, indicated and/or inferred gold resources on the property (the “Resource Bonus”). The payment of the Resource Bonus shall be calculated as USD$5.00 per ounce of gold or gold equivalent of such resources to a maximum of USD $4,500,000. The Resource Bonus shall be payable in two tranches: the first 50% shall be due on the date of the exercise of the first option, and the second 50% shall be due 12-months later.

Qualified Person

Data disclosed in this press release have been reviewed and verified by Miranda’s Chief Executive Officer, Mr. Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda is a gold exploration company active in Colombia. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world-class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing economic risk and shareholder dilution. Miranda has an ongoing relationship with IAMGold Corporation.

For more information related to Miranda contact Joseph Hebert, Chief Executive Officer at 1-775-340-0450 or joseph.hebert@mirandagold.com - www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.